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2006 SEP 26 P 12:56

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Private Equity Property Fund
Released	07:01 13-Sep-06
Number	8582I

RNS Number:8582I
Charlemagne Capital Limited
13 September 2006

13 September 2006

Charlemagne Capital launches new East European private equity property company

Charlemagne Capital Limited ("Charlemagne", or the "Group") announces the closure of its new specialist private equity property fund, European Convergence Development Company ("ECDC"), having raised €30 million via a private placing.

ECDC is a private company and intends to list on the AIM market of the London Stock Exchange in 2007. Funds raised thus far by ECDC will be co-invested alongside partner developers in property projects in the target markets of Bulgaria, Romania and Turkey. Opportunities for capital gains will be sought in residential, office and retail projects. Over the last year there has been a significant increase in the presence of institutional investors seeking completed property projects in the target countries. The projects ECDC will invest in will have a 2-3 year life span before they will be sold on.

This is the second specialist private equity real estate company launched by Charlemagne Capital, following the listing of the European Convergence Property Company plc (''ECPC'') on AIM in June 2005 which raised €60m of capital. ECPC was established to take advantage of opportunities that exist in the property investment makets of South-East Europe, in particular Turkey, Bulgaria and Romania by investing in high yielding completed property projects. ECPC is intended to have a seven year life and it is anticipated that it will be fully invested by early 2007. It has invested €112 million through a combination of equity and debt in its first year of operation.

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SEP 28 2006

THOMSON FINANCIAL

Charlemagne Capital's specialist funds strategy is to remain focused on exploiting opportunistic valuation anomalies as and when they arise. The Group has focused its efforts on growing the existing specialist funds where possible, developing structured products and establishing further private equity investments in financial services and property.

Jayne Sutcliffe, Chief Executive commented:

"The successful private placing for the ECDC represents another milestone for Charlemagne Capital's private equity team. Our knowledge, track record and expertise of the fast growing property markets in Bulgaria, Romania and Turkey should enable ECDC to leverage the attractive yields and anticipated capital appreciation in these markets in the run up to and following EU accession."

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Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

Notes to Editors:

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

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